SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF MARCH 2009

SK Telecom Co., Ltd.
(Translation of registrant’s name into English)
11, Euljiro2-ga, Jung-gu
Seoul 100-999, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑ Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.                    Yes ☐          No ☑
     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Resolution on Transfer of Treasury Shares
     On March 13, 2009, the Board of Directors of SK Telecom Co., Ltd. (the “Company”) resolved to transfer its treasury shares, as follows:

1. Shares Subject to Transfer (Number)	Common Shares		2,000,000
	Preferred Shares		—

2. Approximate Transfer Price (Won)	Common Shares		Won 390,000,000,000
	Preferred Shares		—

3. Transfer Period	Begins		—
	Ends		—

4. Reason for Transfer			The Company plans to issue new exchangeable notes, to refinance exchangeable notes issued in May 2004 that are due to mature in May 2009

5. Transfer Agent			—

6. Number of Treasury Shares Before This Transfer	Shares Owned under the Company’s Account	Common Shares	3,189,254	Percentage (%) of Outstanding Shares	4.00%
		Preferred Shares	—	Percentage (%) of Outstanding Shares	—
	Shares Beneficially Owned By the Company under Trustee Account	Common Shares	3,886,710	Percentage (%) of Outstanding Shares	4.80%
		Preferred Shares	—	Percentage (%) of Outstanding Shares	—

7. Date of Board Resolution			3/13/2009
-Attendance of Outside Director	In Attendance		5
	Absent		0
-Attendance of Member of Audit Committee			In Attendance

8. Other noteworthy matters	- The number of shares to be transferred, transfer price and transfer period are to be determined after the pricing of the offshore exchangeable notes.
- The approximate purchase price was calculated by multiplying the number of shares expected to be transferred by the market closing price of the shares on the day preceding the Board resolution.
- In case an exchange price adjustment causes an increase in the number of shares to be exchanged, the number of shares to be transferred may increase; in this case, the Company will deposit additional treasury shares for exchange with the Korea Securities Depository.
- In case it is not legally possible to exercise exchange options, the treasury shares will not be transferred.

Forward-Looking Statement Disclaimer
The material above contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or performance to be materially different from any future results or performance expressed or implied by such forward-looking statements. We do not make any representation or warranty, express or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Additional information concerning these and other risk factors are contained in our latest annual report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd. (Registrant)
By: /s/ Tae Jin Park
(Signature)
Name:	Tae Jin Park
Title:	Vice President

Date: March 19, 2009

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